Subsidiaries of the Company




Name                                      State of Incorporation

IPQuest Corp                                     Florida
Quest Wireless Corp.                             Florida
Globalbot Corp                                   Florida
Wings Online, Inc.,                              Florida
QuesTel Corp                                     Florida
Quest Fiber Corp.                                Florida